EXHIBIT 99.1

Volvo Sells Real Estate Companies to Sveafastigheter

GOTEBORG, Sweden, Feb. 22, 2005 (PRIMEZONE) -- Volvo Financial Services has through Danafjord AB, the Volvo Group's real estate company, entered into an agreement with AEVS Alfa AB, a subsidiary of Sveafastigheter, regarding the sale of all shares in two wholly owned companies which own properties located in Torslanda and Kalmar, Sweden.

The two companies have real estate assets of approximately SEK 515M. The sale is expected to be completed in the first part of March and will generate a capital gain of approximately SEK 190M for Volvo Financial Services.

The property in Kalmar, with buildings of 62,500 sqm, was previously used as a car assembly plant, but has been transformed into a Tech Park. The property in Torslanda consists of offices of 52,000 sqm and a multi-storey car parks of 57,000 sqm. The sold properties are not of strategic interest to Volvo and do not have Volvo Group companies as tenants.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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